By Facsimile: (212) 451-2222

Steven Wolosky, Esq.				December 16, 2005
Olshan Grundman Frome et al.
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Re:  	Whitehall Jewelers, Inc.
	Schedule TO-T filed by JWL Acquisition Corp. and Newcastle Partners, L.P. on December 5, 2005
	File No. 005-46037

Dear Mr. Wolosky:

	We have comments on the filing referenced above. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Term Sheet, page 1

1. Please remove your qualification of the information in the summary. This limitation appears to limit reliance by investors on the summary. We view this limitation as inappropriate since the summary is being provided to shareholders in a public disclosure document under the federal securities laws and must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. You may urge security holders to read the entirety of the disclosure documents.

When and how will I be paid for my tendered shares?  Page 3

2. Please remove the qualification of prompt payment on "the later of the date of expiration of the offer and the satisfaction of waiver of the conditions set forth in "The Offer - - Section 14" that are dependent upon the receipt of government approvals." You may not condition prompt payment. Please see Rule 14e-1(c). Please make corresponding changes throughout your disclosure, including, but not limited to the disclosure on page 8.

If I decide not to tender, how will the offer affect my shares?
Page 3

3. Please tell us how you can make the assertion that that all shares exchanged in a merger transaction will be for an amount in cash per share equal to the price per share paid in the offer and that the only difference between tendering and not tendering shares in the offer is that tendering security holders will be paid earlier.
You should reconcile this with the disclosure on page 22 in which you reserve the right to propose consideration in a merger consisting of securities or a combination of cash and securities. You further state that you reserve the right to propose consideration in such a transaction having a value more or less than the amount referred to above.

The Offer, page 6

4. We note you statement that if the "Rights" detach and separate certificates evidencing the Rights are issued, tendering stockholders will be required to deliver Rights certificates with the common stock. Please revise your disclosure to explain how this would happen, for example, by board action, and state how you would give notice of the change and instruction regarding any additional procedural requirements you plan to adopt. Please make corresponding changes throughout your disclosure, including, but not limited to the disclosure on page 14.

Preferred Stock Purchase Rights, page 14

5. We note that unless your rights condition is satisfied, company security holders will be required to tender one right for each share of common stock tendered in order to affect a valid tender of shares in accordance. You further state that "[b]ecause of the nature of the dividend, liquidation and voting rights of the Preferred shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon the exercise of each Right should approximate the value of one share of Common Stock, adjusted to give effect to any dilution event." Please describe the basis for your valuation of the rights. Further, state whether you will be providing any additional compensation if the rights detach and security holders are required to deliver rights certificates with the common stock.

Conditions of the Offer, page 23

6. We note your condition labeled (v)(a) where if you learn that any person or "group" has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock or the company. . . .  We note that Prentice Capital Management, LP filed a Schedule 13D on December 14, 2005 that claims 65.5% of the company`s shares. Tell us if you view that Schedule 13D filing as a triggering event for your condition and if so, whether you intend to waive the condition.

7. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. You state, in the last paragraph of this section that you may assert any of the conditions "regardless of the circumstances (including any action or omission by Parent or us) giving rise to any such conditions." Please revise in accordance with our position.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

            					Very truly yours,



     	          					Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions